TLC VENTURES CORP.

     Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

TLC VENTURES APPOINTS NEW SENIOR MANAGEMENT

March 8th, 2007	TSX-V: TLV

Vancouver, British Columbia: Dr. Dick Henley, Chairman of the Board of TLC Ventures Corp. (“TLC Ventures” or the “Company”) (TLV: TSX-V) is very pleased to announce that, effective immediately, the Company has appointed Mr. Robert Brown, B.Sc., MBA, as President and Chief Executive Officer and Mr. David Heberlein, M.Sc., P.Geo. as Vice President Exploration. Mr. Brown will also be appointed to the TLC Ventures Board of Directors.

Mr. Brown has been involved in mineral exploration and the North American and European capital markets for the past 14 years. He holds his B.Sc., (Hons. Geology) from the University of Alberta and an MBA from the Rotman School of Business at the Univeristy of Toronto. From 1994 to 1998, Mr. Brown was a Mining Analyst at Yorkton Securities Inc., where he was responsible for reviewing gold, base metal, diamond and coal exploration and development projects. In 2000, Mr. Brown joined Barrick Gold Corp. where he held a number of management positions with Barrick including Manager, Exploration and Development Valuations and Financial Analyst, Exploration. Prior to leaving Barrick, he held the senior position of Manager, Exploration Business Development and Canadian Exploration where he was responsible for managing Barrick’s Canadian and Alaskan advanced project evaluations, corporate acquisitions and exploration programs.

Mr. Heberlein has been involved in the mineral exploration and mine development industry for the past 28 years. He holds his B.Sc. (Hons. Geology) from the University of Southampton, England, and his M.Sc., (Geology) from the University of British Columbia. Mr. Heberlein has world-wide experience in exploring for both precious and base metal deposits and has worked extensively in both North and South America. Prior to joining Barrick Gold Corp. in 1994, Mr. Heberlein worked as a senior project geologist with mine development companies including Metall Mining Corporation, Minnova Inc. and Esso Minerals Canada Limited. Mr. Heberlein held a number of senior management positions with Barrick including General Manager, Argentina & Chile Exploration with his most recent posting prior to leaving the company being Chief Geochemist, Exploration where he was responsible for supervising Barrick’s global geochemical exploration programs. Mr. Heberlein is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia (“APEGBC”).

Dr. Richard Henley, Chairman of TLC Ventures stated: “We are very pleased to welcome Robert Brown and David Heberlein to the TLC Ventures senior management team as President and CEO and Vice President Exploration respectively. Robert and David have worked together for many years, and have a very successful track record of mineral project acquisition, development and exploration. The Board of Directors of TLC Ventures believes that Robert and David’s appointments will greatly enhance our global project acquisition and mine development programs.”

In conjunction with the new senior management appointments Mr. Edward Farrauto, CGA has stepped down as President and CEO of TLC Ventures but will continue in his role as Chief Financial Officer and Director of the Company. The Board of Directors of TLC Ventures would like to thank Mr. Farrauto for his significant and on-going contributions to the Company.

TLC Ventures has granted a total of 2,500,000, incentive share options to new senior officers of the Company at an exercise price of $0.44 per share. The grant of options is subject to regulatory and exchange approval and, 207,500 of the new share options are also subject to shareholder approval.

TLC Ventures is an exploration and mine development company focused on the acquisition, advancement and development of world-wide precious and base metal assets. In addition to our on-going exploration programs in Canada and the South-West Pacific, the Company is continuing to review development-stage precious and base metal projects for acquisition.

TLC VENURES CORP.

Signed “Dick Henley”

Dick Henley, PhD., FAICD
Chairman

For Further information contact:
Ryan King, Investor Relations
(604) 681-9944 Phone

http://www.tlcventurescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of TLC Ventures to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.